UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Conclusion of an Exclusivity Agreement with Altice S.A.

Targeting the Sale of PT Portugal Assets

Oi S.A. (“Oi,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02, informs its shareholders and the market that, after receiving proposals for the purchase of assets of PT Portugal, SGPS, S.A. (“PT Portugal”) in early November, Oi has continued talks with the proponents (Altice S.A. (“Altice”), and Apax Partners LLP and Bain Capital LLP (“Apax/Bain”), which submitted a joint offer), with the objective of improving the initial offers.

On Friday November 28th, 2014, Oi’s management was authorized by its Board of Directors to evaluate the firm offers. Oi’s management was tasked with selecting according to its judgment the best offer and entering into an exclusivity agreement with its proponent. The selected offer will be further negotiated and a final offer will be submitted for corporate approvals of Oi and Portugal Telecom, SGPS, S.A., as required for the potential sale of PT Portugal.

For the above reason, Oi entered into an exclusivity agreement with Altice, starting this day and valid for 90 days. The objective of this agreement is to allow: (i) Oi and Altice to negotiate and agree on the final terms of the sale of PT Portugal, and (ii) Oi to obtain the necessary corporate approvals to finalize the sale of PT Portugal.

Altice’s proposal sets the enterprise value of the assets at 7.4 billion Euros, excluding cash and debt. It includes an earn-out of 500 million Euros related to PT Portugal’s generation of future revenues. The assets of PT Portugal that Altice proposes to acquire do not include PT Portugal’s investments in Africatel GmbH & Co. KG and Timor Telecom S.A., the indebtedness of PT Portugal and the investments in Rio Forte Investments S.A. (which are subject of an exchange with Portugal Telecom, SGPS S.A. that is subject to CVM approval).

If final agreements are entered into for the sale of PT Portugal, the closing will be subject to, among other conditions, the necessary approvals by the antitrust agencies, according to applicable law.

Oi will maintain its shareholders and the market informed of any material events related to this subject.

Rio de Janeiro, November 30, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer,

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication may contain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. These statements reflect current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in this communication will be realized. Undue reliance should not be placed on such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer